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SEC 1474  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
 (02-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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------                                              --------------------------
FORM 4                                                     OMB APPROVAL
------                                              --------------------------
[ ] CHECK THIS BOX IF NO                            OMB Number:      3235-0287
    LONGER SUBJECT TO                               Expires:  January 31, 2005
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM 5 OBLIGATIONS                           hours per response.... 0.5
    MAY CONTINUE. SEE                               --------------------------
    INSTRUCTION 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
AMBROSE           MICHAEL             V             Cal Dive International, Inc. "CDIS"         to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year          X  Officer (give    Other (Specify
400 N. Sam Houston Pkwy. E. #400                  Person, if an entity       March 2002         ----        title ---       below)
---------------------------------------------     (voluntary)             -------------------               below)
                 (Street)                                                 5. If Amendment,
Houston             Texas            77060                                   Date of Original      SENIOR VICE PRESIDENT
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                    Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Month        Direct         Benefi-
                                (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                 Day/        ------------------------------------                          Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Cal Dive International Inc.
Common Stock                    3/20/02       S     --     10,000   D         24.338                            I         See #1
------------------------------------------------------------------------------------------------------------------------------------
Cal Dive International Inc.
Common Stock                    3/21/02       S     --      6,470   D        24.2113                            I         See #1
------------------------------------------------------------------------------------------------------------------------------------
Cal Dive International Inc.
Common Stock                    3/21/02       S     --      7,346   D        24.2113                            I         See #1
------------------------------------------------------------------------------------------------------------------------------------
Cal Dive International Inc.
Common Stock                    3/20/02       M     --      4,470   A        10.2815                            I         See #1
------------------------------------------------------------------------------------------------------------------------------------
Cal Dive International Inc.
Common Stock                    3/20/02       M     --      5,530   A          12.50                            I         See #1
------------------------------------------------------------------------------------------------------------------------------------
Cal Dive International Inc.
Common Stock                    3/21/02       M     --      4,000   A          18.00                            I         See #1
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Cal Dive International Inc.
Common Stock                    3/21/02       M     --      2,470   A          12.50                            I         See #1
------------------------------------------------------------------------------------------------------------------------------------
Cal Dive International Inc.
Common Stock                    3/21/02       M     --      7,346   A        10.2815          1,100             D
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#1 Owned by SMA LTD PARTNERSHIP of which Mr. Ambrose is a general partner.
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

                          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
OPTION                        10.2815     3/20/02    M    --     --    4,470   11/6/01 11/6/03   Common    4,470           --
                                                                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
OPTION                          12.50     3/20/02    M    --     --    5,530    6/1/01  6/1/04   Common    5,530           --
                                                                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
OPTION                          18.00     3/21/02    M    --     --    4,000    3/1/02  3/1/03   Common    4,000           --
                                                                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
OPTION                          12.50     3/21/02    M    --     --    2,470    6/1/01  6/1/04   Common    2,470           --
                                                                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
OPTION                        10.2815     3/21/02    M    --     --    7,346   11/6/01 11/6/03   Common    7,346           --
                                                                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------
      --                       I                        See #1
                                                        Table 1
-------------------------------------------------------------------------------------------------------
      --                       I                        See #1
                                                        Table 1
-------------------------------------------------------------------------------------------------------
    8,000                      I                        See #1
                                                        Table 1
-------------------------------------------------------------------------------------------------------
   32,000                      I                        See #1
                                                        Table 1
-------------------------------------------------------------------------------------------------------
   17,880                      D
-------------------------------------------------------------------------------------------------------

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Explanation of Responses:

The filing of this statement shall not be deemed an admission that the undersigned is, for purposes of section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, the owner of any equity securities covered by this statement.


                                     /s/ MICHAEL V AMBROS            4/9/02
                               -------------------------------   --------------
                               **Signature of Reporting Person        Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

       *  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

      **  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:     File three copies of this Form, one of which must be manually signed. If space is insufficient,
          See Instruction 6 for procedure.